Exhibit 99.1

WiLAN to Present at Canaccord Genuity 31st Annual Growth Conference

OTTAWA, Canada – August 3, 2011 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN), today announced that the Company will present at the Canaccord Genuity 31st Annual Growth Conference being held at the InterContinental Hotel, Boston, MA.  The presentation will take place on Wednesday, August 10, 2011 at 2:30 pm Eastern Time.  Presenting from management will be Jim Skippen, Chairman & CEO.

The presentation will be webcast live and will be archived for replay for a period of 90 days.  The webcast can be accessed from the events section of the Company’s website at http://www.wilan.com/company/Investors/Events/default.aspx.

About WiLAN
WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 250 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G cellular handsets, Wi-Fi-enabled laptops, Wi-Fi/DSL routers, xDSL infrastructure equipment, WiMAX base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 1400 issued or pending patents.  For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For more information, please contact:

Tyler Burns
Director, Investor Relations
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

Renmark Financial Communications Inc.
Maurice Dagenais: mdagenais@renmarkfinancial.com
Christine Stewart: cstewart@renmarkfinancial.com
O: 514.939.3989 or 416.644.2020
www.renmarkfinancial.com